                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                   FORM 11-K


[X]             Annual Report Pursuant to Section 15(d) of the
                Securities Exchange Act of 1934 (Fee Required)
                For The Year Ended December 31, 1997

                                      or


[_] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)
                For The Transition Period from ________ to _______


                        Commission File Number 00107923


                       HANDLEMAN COMPANY SALARY DEFERRAL
                                AND STOCK PLAN
                                --------------
                           (Full title of the Plan)


                               HANDLEMAN COMPANY
                               -----------------
         (Name of issuer of the securities held pursuant to the Plan)

                              500 Kirts Boulevard
                             Troy, Michigan 48084
                             --------------------
                   (Address of principal executive offices)

The following financial statements and exhibits are presented pursuant to
Section 15(d) of the Securities Exchange Act of 1934:

                                                                        Page
                                                                        ----
(a)  Financial Statements:

     Report of Independent Accountants                                  I-1

     Statement of Assets Available for Benefits
     as of December 31, 1997 and 1996                                   I-2

     Statement of Changes in Assets Available for
     Benefits for the year ended December 31, 1997                      I-3

     Notes to Financial Statements                                  I-4 to I-10

     Item 27a -- Schedule of Assets Held for Investment
     Purposes as of December 31, 1997                                   I-11

     Item 27d -- Schedule of Reportable Transactions                I-12 to I-13
     for the year ended December 31, 1997

     Schedules:

     Schedule I, II and III have been omitted because
     the required information is shown in the financial
     statements or notes thereto, or in another schedule                 -

                                                                      Exhibit
                                                                       Number
                                                                       ------
(b)  1.   Consent of Independent Accountants with
          respect to their report on their audit of the
          financial statements of the Handleman Company
          Salary Deferral and Stock Plan as of and for
          the year ended December 31, 1997                              28.1

                                   SIGNATURE
                                   ---------

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.


         HANDLEMAN COMPANY SALARY DEFERRAL AND STOCK PLAN



         By: /s/ Leonard A. Brams
             -------------------------------------------------------------------
             Leonard A. Brams, Senior Vice President and Chief Financial Officer Handleman Company

                               HANDLEMAN COMPANY
                        SALARY DEFERRAL AND STOCK PLAN

                         INDEX TO FINANCIAL STATEMENTS
                         -----------------------------


                                                                           PAGES
                                                                           -----
Report of Independent Accountants                                          4

Financial Statements:

  Statement of Assets Available for
  Benefits as of December 31, 1997 and 1996                                5

  Statement of Changes in Assets Available
  for Benefits for the year ended
  December 31, 1997                                                        6

  Notes to Financial Statements                                            7-13

Supplemental Schedules:

  Item 27a - Schedule of Assets Held for
  Investment Purposes as of December 31, 1997                              14

  Item 27d - Schedule of Reportable Transactions
  for the year ended December 31, 1997                                     15-16

[COOPERS & LYBRAND LETTERHEAD]


Report of Independent Accountants


To the Administrative Committee of the
Handleman Company Salary Deferral and Stock Plan:

We have audited the accompanying statement of assets available for benefits of the Handleman Company Salary Deferral and Stock Plan as of December 31, 1997 and 1996, and the related statement of changes in assets available for benefits for the year ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of Handleman Company Salary Deferral and Stock Plan as of December 31, 1997 and 1996, and the changes in assets available for benefits for the year ended December 31, 1997, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules on pages 14 through 16 of this Form 11-K are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ Coopers & Lybrand L.L.P.


Detroit, Michigan
June 18, 1998

                               HANDLEMAN COMPANY
                        SALARY DEFERRAL AND STOCK PLAN
                  STATEMENT OF ASSETS AVAILABLE FOR BENEFITS

                          December 31, 1997 and 1996
                          --------------------------


                                                                      1997                                   1996
                                                                  ---------------                        ---------------
ASSETS:
Accrued dividends and interest                                        $        52                             $       44

Employee contributions receivable                                         133,511                                125,503

Employer contribution receivable                                           23,341                                 23,548

Investments at Estimated Fair Value

KeyCorp Investments:
  Employee Benefit Money Market Fund(1),                                    3,697                                  3,142
    (3,697 shares and 3,142 shares at
    December 31, 1997 and 1996, respectively)

  EB-Managed Guaranteed Investment Contract(2)                            851,905                                733,508
    70,217 shares and 64,083 shares at December 31,
    1997 and 1996, respectively)

Investments at Fair Value as Determined
by Quoted Market Price

KeyCorp Investments
  Victory U.S. Government Obligations Fund(3),                            694,535                                676,714
  (62,719 shares and 64,236 shares at December 31,
  1997 and 1996, respectively)

  American Balanced Fund(4), (163,906 shares and                        2,570,048                              1,797,521
  123,540 shares at December 31, 1997 and 1996,
  respectively)

  Victory Stock Index Fund(5), (231,092 shares and                      4,321,425                              2,911,769
  191,312 shares at December 31, 1997 and 1996,
  respectively)

  Handleman Company common stock (6), (192,835                          1,337,889                              1,462,153
  shares and 169,525 shares at December 31,
  1997 and 1996, respectively)

  Loans to participants at rates of 9.5%                                  207,884                                112,321
  to 10.0%, maturing in 1 to 5 years
                                                                  ---------------                        ---------------

ASSETS AVAILABLE FOR BENEFITS                                         $10,144,287                             $7,846,223

(1) The Plan's cost of the investment in the KeyCorp Employee Benefit Money Market Fund was $3,697 and $3,142 as of December 31, 1997 and 1996, respectively.

(2) The Plan's cost of the investment in the EB-Managed Guaranteed Investment Contract was $772,446 and $685,078 as of December 31, 1997 and 1996, respectively.

(3) The Plan's cost of the investment in the Victory U.S. Government Obligations Fund was $645,075 and $646,623 as of December 31, 1997 and 1996, respectively.

(4) The Plan's cost of the investment in the American Balanced Fund was $2,444,702 and $1,793,599 as of December 31, 1997 and 1996, respectively.

(5) The Plan's cost of investment in the Victory Stock Index Fund was $3,330,768 and $2,465,095 as of December 31, 1997 and 1996, respectively.

(6) The Plan's cost of the common stock was $1,749,053 and $1,672,524 as of December 31, 1997 and 1996, respectively.


   The accompanying notes are an integral part of the financial statements.

                               HANDLEMAN COMPANY
                        SALARY DEFERRAL AND STOCK PLAN

                        STATEMENT OF CHANGES IN ASSETS
                            AVAILABLE FOR BENEFITS

                     for the year ended December 31, 1997
                     ------------------------------------

                                                                        1997
                                                                     -----------
Additions:

  Employer contributions                                             $   325,198

  Employee authorized contributions                                    1,924,171

  Dividend income                                                        573,929

  Interest income                                                         20,066

  Net appreciation in fair value of investments                          638,692

  Other                                                                    4,950
                                                                     -----------

    Total additions                                                    3,487,006

Deductions:

  Participants' benefits                                               1,160,138

  Other                                                                   28,804
                                                                     -----------

  Total deductions                                                     1,188,942

  Net increase                                                         2,298,064

    Assets available for benefits,
    beginning of year                                                  7,846,223
                                                                     -----------

    Assets available for benefits,
    end of year                                                      $10,144,287

   The accompanying notes are an integral part of the financial statements.

                               HANDLEMAN COMPANY
                        SALARY DEFERRAL AND STOCK PLAN
                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------


1.   Description of Plan

     The following description of the Handleman Company Salary Deferral and Stock Plan (the "Plan") provides only general information. Participants should refer to the Plan Document for a complete description of the Plan's provisions.

     General

     The Plan is a defined contribution plan which includes salary deferral and employee stock ownership provisions. The Plan covers all employees of the Handleman Company (the "Company") and subsidiaries and affiliates that have adopted the Plan who have one year of service and who are not covered by collective bargaining agreements (unless they specifically refer to the Plan). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     Contributions

     Employee authorized contributions of tax deferred compensation are limited in any one year to the lesser of fifteen percent of employee compensation or $9,500. In addition, total contributions by highly compensated employees cannot exceed specific percentage limitations of the aggregate contributions of all other employees as set forth in the Internal Revenue Code.

     The Company provides for a matching contribution equal to 25 percent of the elective contribution made by each participant, up to six percent of such participant's compensation, to be invested in company stock.

     Plan Assets

     To the extent practicable, Plan assets related to the Company stock portion of the Plan are invested in Company stock. Employees may direct investment of employee authorized contributions to the Plan into various investment funds which are established by the Company from time to time.

     Participant Accounts

     Each participant's account is credited with employee authorized contributions, in addition to an allocation of any Company contribution and Plan earnings, net of Plan expenses. A participant must be employed by the Company on the last day of the Company's fiscal year to receive the allocation of Company contributions.

          Salary Deferral Portion - Company contributions to the Salary Deferral portion of the Plan are allocated to participants who are eligible as defined by the Plan. There are certain limitations on the amounts which can be allocated.

          Stock Ownership Portion - Effective May 2, 1994, the Plan was amended to discontinue Company contributions for employees hired after April 30, 1994. As of December 31, 1996, Company contributions for all employees has been discontinued.

                               HANDLEMAN COMPANY
                        SALARY DEFERRAL AND STOCK PLAN
                   NOTES TO FINANCIAL STATEMENTS, Continued
                   -----------------------------


1.   Description of Plan, continued

     Loans to Participants

     The Plan allows participants to borrow against their account balances. The maximum loan to any participant is the lesser of 50% of the participant's non-forfeitable salary deferral account balance or $50,000.

     Plan Expenses

     Expenses of the Trustee and Administrative Committee are charged to participant accounts unless the Company at its discretion elects to pay these expenses. The Company paid such expenses for the year ended December 31, 1997.

     Vesting

     Participants are fully vested in amounts credited to their accounts prior to July 1995.

     Effective July 1, 1995, the Plan was amended to include a graded vesting schedule for matching contributions of 20 percent for each year of service, resulting in 100 percent vesting after five years of service. Nonvested company contributions for terminated participants are forfeited by the participant and are used to reduce future employer contributions to the Plan.

     Payment of Benefits

     On termination of service, a participant will be eligible to receive the plan assets allocated to the participant's account and which have vested or an equivalent amount in cash. At December 31, 1997 and 1996, $325,337 and $277,805 respectively, were reported as benefits payable on the Form 5500.

2.   Summary of Accounting Policies

     Company Contributions

     Company contributions are accrued in the plan year to which the contributions relate. Company contributions are in the form of Company stock.

     Investments

     At the end of the plan year, Company stock is valued at the closing market price of the stock on the last business day of the Plan's year. The EB-Managed Guaranteed Investment Contract Fund, Victory U.S. Government Obligations Fund, American Balanced Fund, Victory Stock Index Fund and Employee Benefit Money Market Fund are reflected at estimated fair values or at the fair value as determined by quoted market prices at the year-end date as reported by the Plan's investment custodian, KeyCorp.

     The basis on which cost is determined to compute realized gains or losses from sales of investments, other than the Company stock, is average cost. The basis on which cost is determined for the Company stock is specific identification.

     The Plan presents in the statement of changes in assets the net appreciation (depreciation) in fair value of investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

     For purposes of determining Company contributions, Company stock received as the Company contribution is valued at the closing price on the day the contribution is made.

                               HANDLEMAN COMPANY
                        SALARY DEFERRAL AND STOCK PLAN
                   NOTES TO FINANCIAL STATEMENTS, Continued
                   -----------------------------


2.   Summary of Accounting Policies, continued

     Dividend Income

     Dividend income is recognized on the ex-dividend date. Dividend income on Company stock for the year ended December 31, 1997 was $0.

     Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of changes in assets during the reporting period. Actual results could differ from these estimates.

3.   Investments

     During the Plan year ended December 31, 1997, the Plan's investments (including investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $638,692 as follows:

     Investments at Estimated Fair Value
     -----------------------------------
     KeyCorp Investment:
        EB-Managed Guaranteed Investment Contract                     $  47,078

     Investments at Fair Value Determined
     by Quoted Market Price
     ----------------------

     KeyCorp Investments:
        Victory U.S. Government Obligation Fund                          34,485
        American Balanced Fund                                          147,199
        Victory Stock Index Fund                                        709,301

     Handleman Company Common Stock                                    (299,371)
                                                                      ---------

                                                                      $ 638,692
                                                                      =========

Fund Information
----------------

The following is a summary of assets for each investment fund option for the years ended December 31, 1997 and 1996 and of changes by investment fund for the year ended December 31, 1997. The Handleman Common Stock Fund includes both participant directed investments as well as investments of company matching contributions.

                               HANDLEMAN COMPANY
                        SALARY DEFERRAL AND STOCK PLAN
                 ASSETS AND LIABILITIES BY INVESTMENT PROGRAM
                               DECEMBER 31, 1997

                                                                                        PARTICIPANT DIRECTED
                                                                     ----------------------------------------------------------
                                                                     EB-MANAGED  VICTORY U.S.
                                                                     GUARANTEED   GOVERNMENT    AMERICAN     VICTORY
                                            HANDLEMAN   HANDLEMAN    INVESTMENT  OBLIGATIONS    BALANCED     STOCK       LOAN
                                            ESOP FUND  COMMON STOCK   CONTRACT       FUND         FUND     INDEX FUND    FUND
                                            -----------------------------------------------------------------------------------
Assets:

Accrued Dividends and Interest              $       2      $     50           -             -           -           -         -

Employer Contributions Receivable                   -        23,341           -             -           -           -         -

Employee Contributions Receivable                   -         7,107    $ 13,635      $  9,960  $   40,601  $   62,208         -

KeyCorp Investments:

Employee Benefit Money Market Fund                274         3,423           -             -           -           -         -

EB-Managed Guaranteed Investment Contract           -             -     851,905             -           -           -         -

Victory U.S. Government Obligations Fund            -             -           -       694,535           -           -         -

American Balanced Fund                              -             -           -             -   2,570,048           -         -

Victory Stock Index Fund                            -             -           -             -           -   4,321,425         -

Handleman Company Common Stock                518,831       819,058           -             -           -           -         -
192,835 Shares

Loans to Participants                               -             -           -             -           -           -   207,884
                                            ---------      --------    --------      --------  ----------  ----------  --------
ASSETS AVAILABLE FOR BENEFITS               $ 519,107      $852,979    $865,540      $704,495  $2,610,649  $4,383,633  $207,884
                                            =========      ========    ========      ========  ==========  ==========  ========





                                               TOTAL
                                            -----------
Assets:

Accrued Dividends and Interest              $        52

Employer Contributions Receivable                23,341

Employee Contributions Receivable               133,511

KeyCorp Investments:

Employee Benefit Money Market Fund                3,697

EB-Managed Guaranteed Investment Contract       851,905

Victory U.S. Government Obligations Fund        694,535

American Balanced Fund                        2,570,048

Victory Stock Index Fund                      4,321,425

Handleman Company Common Stock                1,337,889
192,835 Shares

Loans to Participants                           207,884
                                            -----------
ASSETS AVAILABLE FOR BENEFITS               $10,144,287
                                            ===========

                               HANDLEMAN COMPANY
                        SALARY DEFERRAL AND STOCK PLAN
                 ASSETS AND LIABILITIES BY INVESTMENT PROGRAM
                               DECEMBER 31, 1996


                                                                                     PARTICIPANT    DIRECTED
                                                                       -------------------------------------------------------------
                                                                         EB-MANAGED  VICTORY U.S.
                                                                         GUARANTEED   GOVERNMENT    AMERICAN     VICTORY
                                                HANDLEMAN   HANDLEMAN    INVESTMENT  OBLIGATIONS    BALANCED      STOCK       LOAN
                                                ESOP FUND  COMMON STOCK   CONTRACT       FUND         FUND     INDEX FUND     FUND
                                            ----------------------------------------------------------------------------------------
Assets:

Accrued Dividends and Interest                   $      1      $     38           -             -   $      1   $        4        -

Employee Contributions Receivable                       -        23,548           -             -          -            -        -

Employer Contributions Receivable                       -         7,894    $ 13,730      $ 11,057     38,254       54,568        -

KeyCorp Investments:

Employee Benefit Money Market Fund                     35         3,107           -             -          -            -        -

EB-Managed Guaranteed Investment Contract               -             -     733,508             -          -            -        -

Victory U.S. Government Obligations Fund                -             -           -       676,714          -            -        -

American Balanced Fund                                  -             -           -             -   1,797,521           -        -

Victory Stock Index Fund                                -             -           -             -           -   2,911,769        -

Handleman Company Common Stock
133,751 Shares                                    800,728       661,425           -             -           -           -        -

Loans to Participants                                   -             -           -             -           -           -    112,321
                                                ---------  ------------  ----------  ------------  ----------  ----------   --------
ASSETS AVAILABLE FOR BENEFITS                   $ 800,764  $    696,012  $  747,238  $    687,771  $1,835,776  $2,966,341   $112,321
                                                =========  ============  ==========  ============  ==========  ===========  ========


                                                   TOTAL
                                                ----------
Assets:

Accrued Dividends and Interest                  $       44

Employee Contributions Receivable                   23,548

Employer Contributions Receivable                  125,503

KeyCorp Investments:

Employee Benefit Money Market Fund                   3,142


EB-Managed Guaranteed Investment Contract          733,508

Victory U.S. Government Obligations Fund           676,714

American Balanced Fund                           1,797,521

Victory Stock Index Fund                         2,911,769

Handleman Company Common Stock
133,751 Shares                                   1,462,153

Loans to Participants                              112,321

                                                 ---------
ASSETS AVAILABLE FOR BENEFITS                   $7,846,223
                                                ==========

                               HANDLEMAN COMPANY
                         SALARY DEFERRAL AND STOCK PLAN
               INCOME ANC CHANGES IN EQUITY TO INVESTMENT PROGRAM
                      FOR THE YEAR ENDED DECEMBER 31, 1997


                                                                   PARTICIPANT  DIRECTED
                                        --------------------------------------------------------------------------
                                                                   EB-MANAGED   VICTORY U.S.
                                                                   GUARANTEED    GOVERNMENT  AMERICAN     VICTORY
                                        HANDLEMAN    HANDLEMAN     INVESTMENT   OBLIGATIONS  BALANCED      STOCK
                                        ESOP FUND   COMMON STOCK    CONTRACT        FUND       FUND      INDEX FUND
                                        ---------------------------------------------------------------------------
Additions:

Employer Contributions                  $  (6,596)    $ 336,446      $    (10)  $ (3,646)  $     (240) $     (756)

Employee Contributions                          -       109,142       194,885    142,399      593,149     884,596

Dividend Income                                 -             -             -          7      272,881     301,041

Total Interest Income                         664           832           518        434        1,329       3,044

Net appreciation in fair value
 of investments                          (154,222)     (145,149)       47,078     34,485      147,199     709,301

Other Receipts                                  -             -             -      4,950            -           -
                                        ---------     ---------      --------   --------   ----------  ----------
Total Additions                          (160,154)      301,271       242,471    178,629    1,014,318   1,897,226
                                        ---------     ---------      --------   --------   ----------  ----------

Deductions:

Participants' benefits                    114,854        72,709       115,466    171,824      174,170     511,115

Transfers Between Funds                     2,477        66,801         8,640     (9,919)      65,021     (31,667)

Other                                       4,172         4,794            63          -          254         486
                                        ---------     ---------      --------   --------   ----------  ----------
Total Deductions                          121,503       144,304       124,169    161,905      239,445     479,934
                                        ---------     ---------      --------   --------   ----------  ----------
Net Increase                             (281,657)      156,967       118,302     16,724      774,873   1,417,292
                                        ---------     ---------      --------   --------   ----------  ----------
Assets Available for Benefits,
 beginning  of  year                      800,764       696,012       747,238    687,771    1,835,776   2,966,341

Assets Available for Benefits,
 end of year                            $ 519,107     $ 852,979      $865,540   $704,495   $2,610,649  $4,383,633
                                        =========     =========      ========   ========   ==========  ==========


                                                       LOAN
                                                       FUND        TOTAL
                                                    -----------------------
Additions:

Employer Contributions                                      -   $   325,198

Employee Contributions                                      -     1,924,171

Dividend Income                                             -       573,929

Total Interest Income                               $  13,245        20,066

Net appreciation in fair value
 of investments                                             -       638,692

Other Receipts                                              -         4,950
                                                    ---------   -----------
Total Additions                                        13,245     3,487,006
                                                    ---------   -----------

Deductions:

Participants' benefits                                      -     1,160,138

Transfers Between Funds                              (101,353)            0

Other                                                  19,035        28,804
                                                    ---------   -----------
Total Deductions                                      (82,318)    1,188,942
                                                    ---------   -----------
Net Increase                                           95,563     2,298,064
                                                    ---------   -----------
Assets Available for Benefits,
 beginning  of  year                                  112,321     7,846,223

Available for Benefits, end of year                 $ 207,884   $10,144,287
                                                    =========   ===========

                               HANDLEMAN COMPANY
                        SALARY DEFERRAL AND STOCK PLAN
                   NOTES TO FINANCIAL STATEMENTS, Continued
                   -----------------------------



5.   Plan Termination

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

6.   Tax Status

     The Internal Revenue Service has ruled that the Plan qualifies under
     Section 401 of the Internal Revenue Code ("IRC") and is, therefore, not subject to tax under present income tax laws. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The plan administrator is not aware of any course or action or series of events that have occurred that might adversely affect the Plan's qualified status.

     The Plan obtained its latest determination letter on November 24, 1997, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC.

                               HANDLEMAN COMPANY
                        SALARY DEFERRAL AND STOCK PLAN

                                   Form 5500
                            Calendar Plan year 1997


           ITEM 27a, SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
           ---------------------------------------------------------




     (a)                          (b)                       (c)                 (d)               (e)
   Asterisk                   Identity of
denotes party-              issue, borrower             Description
in-interest to                lessor, or                     of                                 Current
   the Plan                  similar party               Investment            Cost              Value
--------------              ---------------             -----------         ----------        -----------
Reporting Criteria I:

Investment assets held by
the Plan on the last day
of the Plan year

                            Employee Benefit          Cash Equivalents      $    3,697         $    3,697
      *                     Money Market
                            Fund

      *                     EB-Managed                Investment            $  772,446         $  851,905
                            Guaranteed                Contracts
                            Investment Contract

      *                     Victory U.S.              Short Term U.S.       $  645,075         $  694,535
                            Government Obligations    Treasury Securities
                            Fund

      *                     American                  Common Stock and      $2,444,702         $2,570,048
                            Balanced Fund             Bond Fund

      *                     Victory Stock             Common Stock Fund     $3,330,768         $4,321,425
                            Index Fund

      *                     Handleman                 Common Stock          $1,749,053         $1,337,889
                            Company                   $.01 par value
                            Common Stock

      *                     Loans to                  Interest rates of     $        0         $  207,884
                            Participants              9.5% to 10% and
                                                      maturing in 1 to
                                                      5 years


                               HANDLEMAN COMPANY
                        SALARY DEFERRAL AND STOCK PLAN
                ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                     for the year ended December 31, 1997
                     ------------------------------------

                                                                                                     Current Value
                                                                                                      of Asset on
                                                                 Purchase    Selling       Cost       Transaction    Net Gain
Identity of Party Involved   Description of Asset                 Price       Price      of Asset        Date        or (Loss)
--------------------------   --------------------                --------    -------     --------    -------------   ---------
REPORTING CRITERION I:       Any transaction within the
----------------------       plan year, with respect to
                             any plan asset, involving
                             an amount in excess of five
                             percent of the current
                             value of plan assets.

                             None

REPORTING CRITERION II:      Any series of transactions
-----------------------      (other than transactions
                             with respect to securities)
                             within the plan year with or
                             in conjunction with the same
                             person which, when
                             aggregated, regardless of
                             the category of asset and
                             the gain or loss on any
                             transaction, involves an
                             amount in excess of five
                             percent of the current value
                             of plan assets.

                             None

REPORTING CRITERION III:     Any transaction within the
------------------------     plan year involving
                             securities of the same issue
                             if within the plan year any
                             series of transactions with
                             respect to such securities,
                             when aggregated, involves an
                             amount in excess of five
                             percent of the current value
                             of plan assets.

KeyCorp                      Employee Benefit Money
                             Market Fund
                             157 purchases - 787,737 units      $  787,737              $  787,737    $  787,737
                             201 sales     - 787,183 units                   $787,183      787,183       787,183

KeyCorp                      American /Balanced Fund
                             87 purchases - 59,784 shares          935,808                 935,808       935,808

KeyCorp                      Victory Stock Index Fund
                            109 purchases - 74,955 shares        1,344,740               1,344,740     1,344,740
                            52 sales      - 35,175 shares                     644,384      479,066       644,384      $165,318

KeyCorp                      Handleman Company Stock
                             25 purchases - 56,373 shares          401,551                 401,551       401,551

                               HANDLEMAN COMPANY
                        SALARY DEFERRAL AND STOCK PLAN
           ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS, Concluded
                     for the year ended December 31, 1997
                     ------------------------------------

                                                                                                     Current Value
                                                                                                      of Asset on
                                                                 Purchase    Selling       Cost       Transaction    Net Gain
Identity of Party Involved   Description of Asset                 Price       Price      of Asset        Date        or (Loss)
--------------------------   --------------------                --------    -------     --------    -------------   ---------
REPORTING CRITERION IV:      Any transaction within the
-----------------------      plan year with respect to
                             securities with or in
                             conjunction with a person
                             if any prior or subsequent
                             single transaction within
                             the plan year with such
                             person with respect to
                             securities exceeds five
                             percent of the current
                             value of plan assets.

                             None